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NEWS


                                        LOGO CARPENTER

                                             Carpenter Technology Corporation
                                             P.O. Box 14662
                                             Reading, Pennsylvania 19612-4662

                                             Contact:   Robert J. Dickson
                                                        Treasurer
                                                        (610) 208-2165




IMMEDIATE RELEASE



                 CARPENTER URGES TALLEY SHAREHOLDERS TO TENDER


     Reading, PA (December 3, 1997) -- Carpenter Technology Corporation (NYSE:CRS), today urged shareholders of Talley Industries, Inc. (NYSE:TAL), to tender their shares of Talley prior to the expiration date of the offer on midnight Thursday, December 4. The tender offer is for cash of $12 per share of Talley common stock, $11.70 per share of Series A convertible preferred stock and $16 per share of Series B $1 cumulative convertible preferred stock.

     Carpenter expects to be successful in its tender offer and will pay cash for the tendered shares promptly after close of the tender offer. Assuming that the tender offer is successful, Carpenter will take the necessary steps to merge its subsidiary, Score Acquisition Corp., with Talley. Any remaining Talley shares then will be converted into cash amounts equivalent to the tender offer proves. Depending on the number of shares tendered, the merger may occur toward the middle or end of the first quarter of calendar 1998.

     Talley's investment advisor, J.P. Morgan, has indicated that the tender offer value of $12 per share of common stock is fair to the shareholders of Talley. As earlier indicated, the $12-per-share offer represents a 45 percent premium over the average common share price of Talley for the year preceding the date of announcement of Carpenter's tender offer.
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Carpenter Technology Corporation / Page 2

     Carpenter, a specialty materials business that makes and sells stainless steel, titanium and other specialty alloys, and various engineered products, seeks to acquire Talley to expand its metals manufacturing capacity and distribution outlets. The Reading, Pa., company's sales have almost doubled in the past five years, leading Carpenter to invest substantially in additional manufacturing capacity in existing and acquired facilities.

     For the first quarter of fiscal year 1998 (ended September 30, 1997), Carpenter had sales of $249.5 million. Sales for fiscal 1997 were $939 million.